FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  10 July 2008

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc (LSE and NYSE: SIG)	Embargoed until 12.30 p.m. (BST)
10 July 2008

Signet Group plc Board Recommends Move of Primary Listing to NYSE and Domicile to Bermuda

Signet Group plc ("Signet"), the world's largest speciality retail jeweller, announced today that it recommends a series of inter-related proposals to shareholders whereby the primary listing of the parent company of the Signet Group (the "Group") will be moved from the London Stock Exchange ("LSE") to the New York Stock Exchange ("NYSE") and, in parallel, the domicile of the parent company of the Group will be moved to Bermuda (the "Proposal").  This follows a period of extensive consultation with major shareholders, and unanimous approval by the board of directors of Signet (the "Board").

The Board believes that the Proposal is in the best interests of Signet and its shareholders taken as a whole. This is the natural next step in the evolution of Signet's shareholder base which has seen a steady growth in US ownership since 2003, including a significant increase over the last 12 months, with almost 50% of Signet's voting securities now being beneficially owned by US residents.  The Proposal will align the place of listing with the majority of the Group's business activities. Currently over 70% of the Group's sales, operating profit and net assets are in the US. The Board considers there to be a potentially larger pool of investors in the US than in the UK who are more familiar with the Group's business model, have a better understanding of the underlying economic environment in the US and a lower exposure to foreign exchange movements impacting the value of their investment. In addition, the Board expects that the new parent company would benefit from its primary listing being amongst a more appropriate public company peer group.

Signet remains fully committed to enhancing its strong presence in the UK speciality jewellery market. As part of this ongoing investment, the new parent company of the Group wishes to continue to encourage UK and European share ownership and investment by applying for a secondary listing on the LSE to coincide with the commencement of trading its shares on the NYSE.

To be eligible for inclusion in US domestic stock indices the parent company of the Group could not remain domiciled in England and Wales.  It was therefore decided to move the domicile of the Group's parent company to Bermuda, which is a well-established jurisdiction for companies traded on the NYSE and included in US domestic stock indices such as Standard & Poors. In addition, a change of domicile of the parent company of the Group to Bermuda will minimise the impact on shareholders by allowing it to have legal, regulatory, capital and financial positions largely consistent with those of Signet today.  Furthermore, a change of domicile of the parent company of the Group to the US could cause adverse US tax consequences which do not arise if the domicile is in Bermuda.

The name of the new parent company will be Signet Jewelers Limited and it will report under US Generally Accepted Accounting Principles ("US GAAP").  Summary five year records derived, in part, from the audited accounts for the Group prepared under US GAAP are available on Signet's website at www.signetgroupplc.com.

The Proposal will be implemented by way of scheme of arrangement sanctioned by the high court of England and Wales ("Court") and will therefore be subject, amongst other things, to approval by Signet shareholders at a General Meeting, approval by Signet shareholders at a separate Court convened meeting and sanction by the Court. These two shareholder meetings are intended to be held on or about 19 August 2008. Current and potential holders of Signet American Depositary Shares ("ADSs") should note that only those persons who hold ADSs as of the close of business in New York on 17 July 2008 will be entitled to instruct Deutsche Bank Trust Company Americas (as ADS Depositary) as to the exercise of the voting rights pertaining to the shares in Signet represented by their respective Signet ADSs at the two shareholder meetings.

As part of the Proposal, it is also intended that Signet Jewelers Limited implements a one-for-twenty share capital consolidation (also known as a reverse stock split) immediately after the scheme of arrangement becomes effective. Such a share capital consolidation should cause the shares in Signet Jewelers Limited to trade initially on the NYSE at a price more readily comparable to its peers.

Following implementation of the Proposal, Signet Jewelers Limited intends to adopt a dividend policy that will continue to take into account the needs of the business including its store development programme, the significant competitive advantages of a strong balance sheet, as well as the wider economic environment.  The board of Signet Jewelers Limited will also take account of the payout ratio of US listed speciality retailers, which are typically lower than in the UK.  The board of Signet Jewelers Limited may also consider the repurchase of shares from time to time.

A circular containing the full details of the proposals to be considered at the shareholder meetings will be sent to holders of Signet ordinary shares and ADSs on or about 24 July 2008 (subject to approval by the Court and the UK Listing Authority).  The circular will also be available on Signet's website www.signetgroupplc.com from that date. If approved, the change in primary listing and domicile is expected to be completed on or about 11 September 2008.

Sir Malcolm Williamson, Chairman of Signet Group plc, commented "Having our primary stock listing on the New York Stock Exchange is the natural next step in the evolution of Signet. The proposal will align the place of primary listing with the Group's business activities, which are predominantly based in the US, and where the Board expects the majority of its future growth to take place."

Enquiries

Signet Group plc:
Terry Burman, Group Chief Executive	+44 (0) 20 7317 9700
Walker Boyd, Group Finance Director	+44 (0) 20 7317 9700

Brunswick Group:
Jonathan Glass	+44 (0) 20 7404 5959
Wendel Verbeek	+44 (0) 20 7404 5959

Lazard & Co., Limited:
William Rucker	+44 (0) 20 7187 2000
Paul Gismondi	+44 (0) 20 7187 2000

Signet operated 1,966 speciality retail jewellery stores at 3 May 2008; these included 1,407 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 559 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetgroupplc.com. See also www.kay.com, www.jared.com, www.hsamuel.co.uk and www.ernestjones.co.uk.

Investor Relations Programme Details

Second quarter sales

The second quarter sales performance for the 13 weeks ending 2 August 2008 is expected to be announced at 12.30 p.m. BST (7.30 a.m. EST) on Thursday 7 August 2008.

Investor Day and Store Tour, Akron, Ohio, Tuesday 12 August 2008

An Investor Day and Store Tour for professional investors will be held in Akron, Ohio on Tuesday, 12 August 2008.

Second quarter and half year results and presentation

The second quarter and half year results for the 13 weeks and 26 weeks ending 2 August 2008 are expected to be announced at 12.30 p.m. BST (7.30 a.m. EST) on Wednesday 3 September 2008. On that day there will be a conference call by management at 2.00 p.m. BST (9.00 a.m. EST and 6.00 a.m. Pacific Time).

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words "expects," "intends," "anticipates," "estimates," "may," "forecast," "objective," "plan" or "target," and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group's business, financial market risk and risks and uncertainties relating to the proposals ( including, but not limited to, risks and uncertainties relating to implementation of the proposals, market price, future sales, dilution and transferability of Signet Jewelers Limited common shares, secondary listing, changes in tax treatment, takeover protections, and more extensive US regulation of Signet Jewelers Limited).

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the "Risk and other factors" section of Signet's Annual Report & Accounts for the year ended 2 February 2008 furnished as an exhibit to its Report on Form 6-K furnished with the U.S. Securities and Exchange Commission on 1 May 2008, the "Risk factors" section of the circular to be sent to holders of Signet ordinary shares and ADSs on or about 24 July 2008, and other filings with and submissions to the SEC made by Signet. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Group undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances, other than as required by applicable law, rule or regulation.

Documents relating to the proposals will be furnished to or filed with the SEC. Shareholders are urged to read such documents regarding the proposals if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other submissions and filings containing information about Signet, from the SEC's website at www.sec.gov. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States.  For further information about the public reference room, call the SEC at 1-800-732-0330.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:  10 July 2008